Interim Consolidated Financial Statements (Unaudited)

March 31, 2009

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheet (Unaudited)
($ thousands)

	March 31 2009	December 31 2008
ASSETS
Current assets
Cash and cash equivalents	$ 32,409	$ 54,131
Accounts receivable	44,204	41,319
Risk management assets (Note 8)	–	19,690
Prepaid expenses and other	2,456	1,661
	79,069	116,801
Property, plant and equipment	800,469	766,103
Investments (Note 3)	230,190	234,423
	$ 1,109,728	$ 1,117,327

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 82,903	$ 84,192
Current portion of stock-based compensation liability (Note 7)	–	19
	82,903	84,211
Long-term debt (Note 4)	138,249	109,452
Asset retirement obligations (Note 5)	88,388	87,237
Future income taxes	49,638	57,940
	359,178	338,840

Shareholders' equity (Note 6)
Share capital	300,313	302,727
Contributed surplus	2,407	2,398
Retained earnings	447,948	473,362
Accumulated other comprehensive loss	(118)	–
	750,550	778,487
	$ 1,109,728	$ 1,117,327
See the accompanying notes to these Interim Consolidated Financial Statements.

          Paramount Resources Ltd. │ First Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Earnings (Loss) (Unaudited)
($ thousands, except as noted)

Three months ended March 31	2009	2008

Revenue
Petroleum and natural gas sales	$ 40,232	$ 76,976
Gain (loss) on financial commodity contracts (Note 8)	1,350	(15,022)
Royalties	(5,418)	(13,295)
	36,164	48,659
Expenses
Operating expense and production tax	21,534	24,928
Transportation	3,747	4,021
General and administrative	4,550	7,783
Stock-based compensation	250	3,977
Depletion, depreciation and accretion	30,926	28,177
Exploration	1,144	3,786
Dry hole	–	5,307
Loss on sale of property, plant and equipment	282	506
Interest and financing charges	2,593	2,690
Foreign exchange (Note 8)	(775)	2,083
Debt extinguishment and other	100	1,567
	64,351	84,825
Income (loss) from investments (Note 3)	(3,970)	(12,704)
Other income (loss)	(427)	2,340
Loss before tax	(32,584)	(46,530)
Income and other tax expense (recovery)
Current and other	(519)	228
Future	(8,380)	(8,720)
	(8,899)	(8,492)
Net loss	$ (23,685)	$ (38,038)

Net loss per common share ($/share) (Note 6)
Basic and diluted	$ (0.36)	$ (0.56)
See the accompanying notes to these Interim Consolidated Financial Statements.

          Paramount Resources Ltd. │ First Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Cash Flows (Unaudited)
($ thousands)

Three months ended March 31	2009	2008

Operating activities
Net loss	$ (23,685)	$ (38,038)
Add (deduct)
Items not involving cash (Note 9)	41,777	55,052
Asset retirement obligation expenditures	(1,654)	(2,558)
Exploration and dry hole	1,144	9,093
Debt extinguishment costs	–	626
	17,582	24,175
Change in non-cash working capital	600	8,920
Cash from operating activities	18,182	33,095

Financing activities
Net draw of revolving long-term debt	25,523	–
Repayment of long-term debt	–	(45,990)
Settlement of foreign exchange contract	12,205	(22,335)
Common shares issued, net of issuance costs	–	147
Common shares repurchased (Note 6)	(4,219)	(84)
Cash from (used in) financing activities	33,509	(68,262)

Investing activities
Expenditures on property, plant and equipment and exploration	(63,907)	(66,474)
Proceeds on sale of property, plant and equipment	169	6,363
Purchase of investments	(4,518)	(28,270)
Settlement of note receivable	–	75,000
Change in non-cash working capital	(5,157)	16,992
Cash from (used in) investing activities	(73,413)	3,611

Net decrease in cash and cash equivalents	(21,722)	(31,556)
Cash and cash equivalents, beginning of period	54,131	83,304
Cash and cash equivalents, end of period	$ 32,409	$ 51,748

Supplemental cash flow information (Note 9)
See the accompanying notes to these Interim Consolidated Financial Statements.

          Paramount Resources Ltd. │ First Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

Three months ended March 31	2009		2008
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	66,741	$ 302,727	67,681	$ 313,828
Issued on exercise of stock options	–	–	18	275
Tax effect of flow-through share renunciations and other	–	–	–	(7,753)
Common shares repurchased	(616)	(2,815)	(6)	(30)
Change in unvested common shares for stock incentive plan	–	401	–	370
Balance, end of period	66,125	$ 300,313	67,693	$ 306,690

Contributed Surplus
Balance, beginning of period		$ 2,398		$ 1,375
Stock-based compensation expense on investees’ options		9		221
Balance, end of period		$ 2,407		$ 1,596

Retained Earnings
Balance, beginning of period		$ 473,362		$ 593,450
Common shares repurchased		(1,404)		(54)
Change in value of unvested stock incentive plan common shares		(325)		–
Net loss		(23,685)		(38,038)
Balance, end of period		$ 447,948		$ 555,358

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ –		$ (4)
Other comprehensive income (loss), net of tax		(118)		98
Balance, end of period		$ (118)		$ 94
Total Shareholders’ Equity		$ 750,550		$ 863,738
See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statement of Comprehensive Loss (Unaudited)
($ thousands)

Three months ended March 31	2009	2008
Net loss	$ (23,685)	$ (38,038)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale investments	(118)	98
Comprehensive loss	$ (23,803)	$ (37,940)
See the accompanying notes to these Interim Consolidated Financial Statements.

          Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1. Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2. Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC. ("Paramount Drilling") is included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

   Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three months ended March 31, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 34,814	$ –	$ –	$ –	$ 34,814
Gain on financial commodity contracts	1,350	–	–	–	1,350
	36,164	–	–	–	36,164
Expenses
Operating expense, production tax and transportation	25,281	–	–	–	25,281
General and administrative	–	97	4,453	–	4,550
Stock-based compensation	–	–	250	–	250
Depletion, depreciation and accretion	30,657	34	235	–	30,926
Exploration and dry hole	1,144	–	–	–	1,144
Loss on sale of property, plant and equipment	282	–	–	–	282
Interest and financing charges	–	–	2,593	–	2,593
Foreign exchange	–	–	(775)	–	(775)
Debt extinguishment and other	100	–	–	–	100
	57,464	131	6,756	–	64,351
Loss from investments	–	(3,970)	–	–	(3,970)
Interest and other income	–	–	150	–	150
Drilling rig revenue	–	377	–	(377)	–
Drilling rig expense	–	(954)	–	377	(577)
Segment loss	$ (21,300)	$ (4,678)	$ (6,606)	$ –	(32,584)
Income and other tax recovery					(8,899)
Net loss					$ (23,685)

Three months ended March 31, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 63,681	$ –	$ –	$ –	$ 63,681
Loss on financial commodity contracts	(15,022)	–	–	–	(15,022)
	48,659	–	–	–	48,659
Expenses
Operating expense, production tax and transportation	28,949	–	–	–	28,949
General and administrative	–	468	7,315	–	7,783
Stock-based compensation	–	–	3,977 3	–	3,977
Depletion, depreciation and accretion	27,491	686	–	–	28,177
Exploration and dry hole	9,093	–	–	–	9,093
Loss on sale of property, plant and equipment	506	–	–	–	506
Interest and financing charges	–	–	2,690	–	2,690
Foreign exchange	–	–	2,083	–	2,083
Debt extinguishment and other	–	–	1,567	–	1,567
	66,039	1,154	17,632	–	84,825
Loss from investments	–	(12,704)	–	–	(12,704) 122,131
Interest and other income	–	225	1,906	–	2,131
Drilling rig revenue	–	5,182	–	(4,756)	426
Drilling rig expense	–	(2,418)	–	2,201	(217)
	(17,380)	(10,869)	(15,726)	(2,555)	(46,530)
Inter-segment eliminations	–	(2,555)	–	2,555	–
Segment loss	$ (17,380)	$ (13,424)	$ (15,726)	$ –	(46,530)
Income and other tax recovery					(8,492)
Net loss					$ (38,038)

   Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

In August 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million, of which $6.5 million had been paid as of December 31, 2008.  In January 2009, the final payment of US$1.7 million was made to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

3. Investments

	March 31, 2009		December 31, 2008
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust ("Trilogy")	23,190	$ 111,424	22,338	$ 113,641
MGM Energy Corp. ("MGM Energy")	43,834	6,528	43,834	8,328
Paxton Corporation	1,750	4,804	1,750	4,884
Other		4,000		4,000
		126,756		130,853
Available for sale investments :
MEG Energy Corp.	3,700	101,750	3,700	101,750
NuLoch Resources Inc.	6,141	1,351	6,141	1,412
Other		333		408
		$ 230,190		$ 234,423

Loss from investments is composed of the following:

Three months ended March 31	2009	2008
Trilogy	$ (2,090)	$ (315)
MGM Energy	(1,800)	(12,389)
Paxton Corporation	(80)	–
	$ (3,970)	$ (12,704)

In the first quarter of 2009, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.9 million units, increasing its ownership from 23.3 percent at December 31, 2008 to 23.6 percent at March 31, 2009.

In the first quarter of 2009, MGM Energy filed renouncement documents with tax authorities relating to flow-through shares issued during 2008, resulting in Paramount recording a $1.5 million dilution loss.

4. Long-Term Debt

	March 31, 2009	December 31, 2008
Canadian Dollar Denominated Debt
Bank credit facility	$ 25,523	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	113,659	110,448
	139,182	110,448
Unamortized debt financing costs	(933)	(996)
	$ 138,249	$ 109,452

   Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Subsequent to March 31, 2009, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The amount available under the credit facility is reduced by $16.6 million for outstanding undrawn letters of credit.

The US Senior Notes had a market value of 87 percent of their principal amount at March 31, 2009.

5. Asset Retirement Obligations

	Three months ended March 31, 2009	Twelve months ended December 31, 2008
Asset retirement obligations, beginning of period	$ 87,237	$ 97,359
Disposal of properties	–	(3,664)
Liabilities incurred	648	1,920
Revision in estimated costs of abandonment	–	(9,587)
Liabilities settled	(1,654)	(8,400)
Accretion expense	2,141	8,877
Foreign exchange	16	732
Asset retirement obligations, end of period	$ 88,388	$ 87,237

6. Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. For the three months ended March 31, 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. A total of 1,623,900 Common Shares have been purchased by Paramount under the NCIB for a total cost of $11.4 million to March 31, 2009.

Weighted Average Shares Outstanding

Three months ended March 31	2009	2008
(thousands of Common Shares)
Weighted average Common Shares outstanding – Basic and Diluted	66,258	67,685

   Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

7. Stock-based Compensation

Paramount Options

Paramount Options	Three months ended March 31, 2009		Year ended December 31, 2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of period	$ 14.48	6,117,700	$ 19.49	6,430,000
Granted	7.34	1,345,000	7.54	2,551,000
Exercised	7.12	(8,000)	7.66	(292,600)
Cancelled or surrendered	19.30	(3,606,700)	20.88	(2,570,700)
Balance, end of period	$ 7.48	3,848,000	$ 14.48	6,117,700
Options exercisable, end of period	$ 7.81	696,167	$ 12.79	1,708,433

Stock Appreciation Rights

In February 2009, the 1,280,000 stock appreciation rights issued in 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

8. Risk Management Assets and Liabilities

As of March 31, 2009, Paramount does not have any financial commodity or foreign exchange contracts outstanding. The changes in fair values of risk management assets and liabilities are as follows:

	Three months ended March 31, 2009			Year ended December 31, 2008
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 9,807	$ 9,883	$ 19,690	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	1,350	2,322	3,672	34,140	16,148	50,288
Settlements paid (received)	(11,157)	(12,205)	(23,362)	(17,392)	15,774	(1,618)
Fair value, end of period	$ –	$ –	$ –	$ 9,807	$ 9,883	$ 19,690

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $5.9 million at March 31, 2009 (December 31, 2008 – loss of $10.7 million). The Company has designated this contract as normal usage, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

   Paramount Resources Ltd. │ First Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

9. Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

Three months ended March 31	2009	2008
Financial commodity contracts	$ 9,807	$ 12,804
Stock-based compensation	228	2,466
Depletion, depreciation and accretion	30,926	28,177
Loss on sale of property, plant and equipment	282	506
Foreign exchange	(897)	2,047
Distributions in excess of equity earnings and dilution	9,648	16,687
Future income tax	(8,380)	(8,720)
Debt extinguishment, interest and other	163	1,085
	$ 41,777	$ 55,052

Supplemental cash flow information

Three months ended March 31	2009	2008
Interest paid	$ 4,760	$ 6,327
Current and other tax paid	$ 98	$ 391

   Paramount Resources Ltd. │ First Quarter 2009